(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-24051 CUSIP NUMBER 911301-10-9

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

United PanAm Financial Corp.

Full Name of Registrant

N/A

Former Name if Applicable

3900 Westerly Place, Suite 200

Address of Principal Execution Office (Street and Number)

Newport Beach, CA 92660

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or

the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant announced in a press release dated November 5, 2004 which was filed as an Exhibit to Form 8-K filed November 5, 2004 that, as part of its ongoing review and analysis of internal controls over financial reporting for Sarbanes-Oxley compliance, management discovered that, due to a 1998 programming error in the Company’s computer-based accounting systems, the systems have failed to properly reverse accrued interest on certain charged off accounts since 1998. Management estimates that the aggregate amount of unreversed accrued interest on such charged off accounts since 1998 is approximately $3.1 million, on an after tax basis.

Consequently, management and the Registrant’s audit committee, in consultation with the Registrant’s current auditor and after preliminary discussions with the Registrant’s former auditor, has determined to restate the Registrant’s financial statements for the years ended December 31, 2001, 2002 and 2003 and subsequent interim periods to correct the impact of unreversed accrued interest of these charged off accounts. Management believes the impact of correcting the unreversed accrued interest will be a reduction in net income after tax for each of the periods of approximately $389,000 in 2001, $690,000 in 2002, $1.1 million in 2003 and $650,000 for the first two quarters of 2004. The impact for years prior to 2001 will be an aggregate reduction to retained earnings totaling approximately $271,000. These estimates are still subject to audit.

The Registrant originates and acquires for investment retail automobile installment sales contracts. In 1998, the Registrant reprogrammed its computer-based accounting systems when it expanded its operations outside California and began purchasing simple interest automobile installment sales contracts. Prior to that date, the Registrant only acquired pre-compute retail automobile installment sales contracts in which pre-computed interest is added to the principal amount and amortized over the life of the contract. The accounting systems were reprogrammed to automatically reverse accrued interest on all charged off accounts in a two-step process. However, as part of the Sarbanes-Oxley compliance review, management recently discovered that the second step of the process was incorrectly programmed as to simple interest contracts and, as a result, the interest receivable balance on those charged off accounts continued to build over time and was not appropriately reversed against interest income. Although the Registrant periodically tested the amounts of interest receivable on its current contracts for reasonableness, the programming error did not become apparent because the total amount of interest receivable appeared reasonable on a portfolio basis, however the interest receivable amounts were actually overstated. The impact of this error became more significant as the Registrant’s automobile loan portfolio under the simple interest method grew over time. Management has corrected the programming error and verified that the system will properly account for interest accruals on charged-off loans going forward.

As a result of management’s determination, the Registrant’s published financial statements for the years ended December 31, 2001, 2002 and 2003, including the auditor’s reports thereon, and subsequent interim periods, and any earnings releases, should not be relied upon until the completion of the audit of such corrections and the issuance by the Company of corrected and restated financial statements for 2001 and subsequent periods. Any corrections and restatements at this time remain subject to audit and no timetable has been established for the audit.

Accordingly, the Registrant is not in a position to timely file its quarterly report on Form 10-Q. The Registrant intends to file its quarterly report on Form 10-Q as soon as it has sufficient certainty of the impact on this period of the expected restatement.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Garland Koch (Name)	949 (Area Code)	224-1917 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

United PanAm Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2004	By:	/s/ Garland W. Koch
Garland W. Koch
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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